52 Edison Court
Monsey, NY 10952
E:	info@gisser.com
W:	www.gisser.com
P:	845.356.8008
F:	845.356.8118

September 18, 2008

Mr. John Stickel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Request for Acceleration Withdrawal Registration Statement on Form S-1 File No. 333-145181

Dear Mr. Stickel,

As per our phone conversation on or about September 10, 2008, we would like this letter to act as our formal request to withdraw our requests for acceleration of the effective date of our registration statement. We had submitted the request to grant acceleration on May 25, 2008, August 19, 2008 and September 11, 2008.

We will submit a new request to grant acceleration as we proceed through the next round of comments and under your direction. It is our understanding that we may not submit a request until all of the comments are responded to and the Commission is satisfied with our disclosures.

Please advise us at such time that we can submit this request.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC